Mail Stop 3561

March 13, 2008

Peter Derycz, Chief Executive Officer
Derycz Scientific, Inc.
10990 Wilshire Blvd., Suite 1410
Los Angeles, CA 90024

   Re: **Derycz Scientific, Inc.**
     Amendment No. 1 to Registration Statement on Form S-1
     Filed February 27, 2008
     File No. 333-148392

Dear Mr. Derycz:

  We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Page number references below are to the courtesy copy you provided us.

Overview

1. We note your revised disclosure indicates that you have experienced a "significant revenue growth in the past year." Please revise your disclosure to provide quantifiable information with respect to last year's revenue growth so as to provide a basis for your statement that your revenues were "significant." Please make similar changes on page 25 and elsewhere in your prospectus where you use this term in this context.

Plan of Distribution, page 18

2. We note your response to prior comment 14 of our letter dated January 25, 2008 and your addition of the statement, "Those selling security holders that are

affiliates of broker-dealers have advised us that they purchased the shares offered under this prospectus in the ordinary course of business….” Please delete the qualifier, “have advised us that they” from the sentence above.

Description of Business, page 24

3. We note your response to prior comment 20 of our letter dated January 25, 2008, however, we are unable to locate your revisions. We re-issue this comment, with a view towards disclosure about how you ensure that you comply with the copyright laws that impact your business and any risks associated with your distribution of copyrighted materials, such as the risk factor disclosure you provide on page 6.

Growth Strategy, International Expansion, page 25

4. We note your amendment of this subsection in response to our prior comment 23 of our letter dated January 25, 2008. Please elaborate on the Company's plans to expand internationally “through the Internet, and through partnerships and acquisition opportunities,” with particular emphasis on the specific actions the Company has taken or plans to take to effectuate such plans. Alternatively, delete the subsection labeled “International Expansion.”

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 30

5. We note your indication that the initial investors of Reprints Desk purchased 275,000 shares, which were later converted into a total of 4,000,003 shares. Considering the disclosure that you provide elsewhere in reference to this transaction refers to 550,000 and 8,000,003 shares, respectively, please provide additional disclosure here explaining why these amounts differ or revise the amounts to be consistent.

Exhibit 23.3

6. The exhibit references Form SB-2. Please delete the reference to Form SB-2 and reference Form S-1 instead.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Sarah Goldberg, Accounting Branch Chief, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin M. Olson, Attorney-Advisor, at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Addison Adams, Esq.
        Richardson & Patel LLP
        Facsimile No.: (310) 208-1154